April 2, 2025

Oz Adler
Chief Executive Officer
SciSparc Ltd.
20 Raul Wallenberg Street, Tower A
Tel Aviv 6971916 Israel

       Re: SciSparc Ltd.
           Registration Statement on Form F-3
           Filed March 25, 2025
           File No. 333-286099
Dear Oz Adler:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3 Filed March 25, 2025
General

1. We note that the company has outstanding comments related to its registration statement on Form F-4 (File No. 333-282351). Please note that all comments on the referenced Form F-4 and any subsequent amendments thereto will need to be fully resolved and, to the extent applicable, this Registration Statement on Form F-3 will need to be revised accordingly before we act on a request for acceleration of the effectiveness of this Registration Statement on Form F-3.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 April 2, 2025
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cara Wirth at 202-551-7127 or Donald Field at 202-551-3680 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Howard Berkenblit, Esq.